Arcosa, Inc.
2525 N. Stemmons Freeway
Dallas, Texas 75207-2401
(214) 631-4420

September 27, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:  Amanda Ravitz, Assistant Director

Re:	Acceleration Request for Arcosa, Inc.
Registration Statement on Form 10
File No. 001-38494

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement  on Form 10 of Arcosa, Inc. so that it may become effective at 12:00 p.m. (Washington, D.C. time) on October 1, 2018, or as soon as possible thereafter

We thank you for your assistance in this matter.  Please direct any questions regarding this request to Stephen F. Arcano of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) at (212) 735-3542 or Neil P. Stronski of Skadden at (212) 735-2839.  In addition, please notify Mr. Arcano or Mr. Stronski when this request for acceleration has been granted.

Sincerely,

ARCOSA, INC.

By:	/s/ Antonio Carrillo
Antonio Carrillo
President and Chief Executive Officer